Teva In-Focus: A webinar series for the investment community focusing on Teva’s R&D activities
 New Therapeutic Entities (NTE) — from Process to Product
 Teva unveils new pipeline assets from its 2013 NTE program
- Embargoed: December 4th, 8:00am Eastern Time (2nd Teva R&D In-Focus Webinar) -
 Jerusalem, December 4, 2013 – Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) today announced that 15 new projects have entered its development pipeline from its New Therapeutic Entities (NTE) program.
Launched one year ago, the NTE program has delivered new pipeline assets in major therapeutic areas, including:

• Innovation in the abuse deterrent delivery of opioids for pain
• Significant development in the delivery of a key schizophrenia treatment
• New targeted release approach to improve the safety profile of a common treatment for Crohn’s
Disease
Based on known molecules that are formulated, delivered, or used in a novel way to address unmet patient need and improve adherence and efficacy, the NTE program is a major element in Teva’s strategy for growth. It was established to leverage Teva’s vast molecular catalogue, advanced technological capabilities and extensive specialty drug development expertise. The program was designed to “industrialize” the process of generating, evaluating and rapidly and cost-effectively developing new specialty medicine concepts, which bring distinct and definite advantages over current therapies
“Bringing 15 new development programs into the pipeline in one year is exciting,” said Dr. Michael Hayden, Teva’s
President of Global R&D and Chief Scientific Officer. “Moreover, the products we will be developing represent genuine advances on existing therapies, and will deliver real benefit to patients. The rigorous process we have established to identify and evaluate these projects will support successful delivery of these new treatments for the patients that need them.”
An infographic overview of the process and projects can be accessed here. However, the full NTE story can be seen and heard during the Teva In-Focus NTE webinar (see below for log-in details). The webinar will include an in-depth review of certain key projects from the 2013 program, outlining the global market and unmet needs for each one. It will highlight the approach and technologies Teva is using to improve upon known molecules to address these unmet needs, and provide a clear picture of the development plans and expected therapeutic benefits.

Dr. Michael Hayden, Teva’s President of Global R&D and Chief Scientific Officer, will lead the webinar and will be joined by key leaders from Teva’s NTE program.

A question and answer session will follow the presentation.
Webinar access details:

Meeting Title: Teva NTE Webinar Meeting Date:   December 4th, 2013Meeting Time: 8:00
AM [Eastern Time]Duration:            1 Hour 30 MinutesWebcast Link:
               http://www.media-server.com/m/p/m753rv5eDial-in details:US Toll
Free1-866-318-8620International1-617-399-5139Participant Passcode92011346

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel,
Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,000 molecules and a direct presence in about 60 countries. Teva’s branded businesses focus on CNS, oncology, pain, respiratory and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 46,000 people around the world and reached $20.3 billion in net revenues in 2012.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: the ability to reduce operating expenses to the extent and during the timeframe intended by our cost restructuring program; our ability to develop and commercialize additional pharmaceutical products, including our ability to develop, manufacture, market and sell biopharmaceutical products, competition for our innovative medicines, especially COPAXONE® (including competition from innovative orally-administered alternatives, as well as from potential purported generic equivalents), competition for our generic products (including from other pharmaceutical companies and as a result of increased governmental pricing pressures), competition for our specialty pharmaceutical businesses, our ability to achieve expected results through our specialty, including innovative, R&D efforts, the effectiveness of our patents and other protections for innovative products, decreasing opportunities to obtain U.S. market exclusivity for significant new generic products, our ability to identify, consummate and successfully integrate acquisitions and license products, our ability to reduce operating expenses to the extent and during the timeframe intended by our cost restructuring program, uncertainties relating to the replacement of and transition to a new President & Chief Executive Officer, the effects of increased leverage as a result of recent acquisitions, the extent to which any manufacturing or quality control problems damage our reputation for high quality production and require costly remediation, our potential exposure to product liability claims to the extent not covered by insurance, increased government scrutiny in both the U.S. and Europe of our settlement agreements with brand companies and liabilities arising from class action litigation and other third-party claims relating to such agreements, potential liability for sales of generic medicines prior to a final resolution of outstanding patent litigation, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement, any failures to comply with complex Medicare and Medicaid reporting and payment obligations, governmental investigations into sales and marketing practices, particularly for our specialty medicines (and our ongoing FCPA investigations and related matters), uncertainties surrounding the legislative and regulatory pathways for the registration and approval of biotechnology-based medicines, adverse effects of political or economical instability, corruption, major hostilities or acts of terrorism on our significant worldwide operations, interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, any failure to retain key personnel or to attract additional executive and managerial talent, the impact of continuing consolidation of our distributors and customers, variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities resulting from challenges to our intercompany arrangements, the termination or expiration of governmental programs or tax benefits, environmental risks and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2012 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update or revise any forward looking statement, whether as a result of new information, future events or otherwise.

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